Exhibit 99.1

FENNEC PHARMACEUTICALS ANNOUNCES THIRD QUARTER 2020 FINANCIAL RESULTS AND PROVIDES BUSINESS UPDATE

~ The Company Continues to Work with the FDA and Its Third-Party Drug Product Manufacturer to Fully Address CRL and Prepare NDA Resubmission for PEDMARKTM ~

~ No Clinical Safety or Efficacy Issues Identified; No Additional Studies Required for PEDMARKTM ~

~ The Company Has Approximately $33 Million in Cash and No Outstanding Debt ~

Research Triangle Park, NC, November 16, 2020 – Fennec Pharmaceuticals Inc. (Nasdaq:FENC; TSX: FRX), a specialty pharmaceutical company focused on the development of PEDMARKTM (a unique formulation of sodium thiosulfate) for the prevention of platinum-induced ototoxicity in pediatric patients, today reported its financial results for the third quarter ended September 30, 2020 and provided a business update.

“We are pleased with the recent constructive and collaborative Type A meeting with the FDA to discuss the path forward for resubmission of the New Drug Application (NDA) for PEDMARKTM for the prevention of life-long hearing loss for children receiving cisplatin chemotherapy,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals. “Importantly, there were no clinical or safety issues identified in the complete response letter (CRL) and there are no requirements for additional clinical data within the CRL. We are working closely with the FDA and our third-party drug product manufacturer to fully address the CRL and plan to resubmit the NDA for PEDMARKTM with the goal of achieving regulatory approval and making PEDMARKTM commercially available to patients in need as quickly as possible.”

Financial Results for the Third Quarter 2020

•	Cash Position – Cash and cash equivalents were $33.2 million as of September 30, 2020. The reduction in cash balance is the result of cash used for operating activities including regulatory activities of PEDMARKTM and expenses associated with commercial and operational launch preparation during the quarter. As of September 30, 2020, the Company has no funded debt.
•	Research and Development (R&D) Expenses – R&D expenses were $1.4 million for the third quarter ended September 30, 2020, compared to $0.8 million for the same period in 2019. The increase in R&D in the quarter was due to an increase in R&D expenses after the Complete Response Letter (CRL).
•	General and Administrative (G&A) Expenses – G&A expenses for the third quarter ended September 30, 2020, increased by $3.4 million over the same period in 2019, reflecting the Company’s focus on commercialization readiness of PEDMARKTM. The increase in G&A during the quarter was primarily due to commercialization readiness activities during the quarter leading up to the PDUFA date of PEDMARK in August 2020.
•	Net Loss – Net loss for the quarter ended September 30, 2020 was $6.2 million ($0.24 per share), compared to $1.8 million ($0.09 per share) for the same period in 2019.

Financial Update

The selected financial data presented below are derived from our unaudited condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete unaudited condensed consolidated financial statements for the period ended September 30, 2020 and management's discussion and analysis of financial condition and results of operations will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Unaudited Condensed Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended
	September 30,	September 30,
	2020	2019

Revenue	$-	$-

Operating expenses:
Research and development	1,368	795
General and administrative	4,491	1,068

Loss from operations	(5,859)	(1,863)

Other (expense)/income
Amortization expense	(355)	(17)
Other loss	(8)	1
Net interest income	22	70
Total other income, net	(341)	54

Net (loss)	$(6,200)	$(1,809)

Basic net (loss) per common share	$(0.24)	$(0.09)

Diluted net (loss) per common share	$(0.24)	$(0.09)

  Fennec Pharmaceuticals Inc.

Balance Sheets

(U.S. Dollars in thousands)

	Unaudited September 30, 2020	Audited December 31, 2019
Assets
Cash and cash equivalents	$33,166	$13,650
Other current assets	904	234
Non-current assets, net	-	262
Total Assets	$34,070	$14,146

Liabilities and stockholders’ equity

Current liabilities	$2,885	$2,271
Total stockholders’ equity	31,185	11,875
Total liabilities and stockholders’ equity	$34,070	$14,146

Working Capital	Fiscal Year Ended
Selected Asset and Liability Data:	September 30, 2020	December 31, 2019
(U.S. Dollars in thousands)
Cash and cash equivalents	$33,166	$13,650
Other current assets	904	234
Current liabilities	(2,885)	(2,271)
Working capital	$31,185	$11,613

Selected Equity:
Common stock & APIC	$188,844	$154,663
Accumulated deficit	(158,902)	(144,031)
Stockholders’ equity	31,185	11,875

About PEDMARK™

Cisplatin and other platinum compounds are essential chemotherapeutic agents for many pediatric malignancies.  Unfortunately, platinum-based therapies cause ototoxicity, or hearing loss, which is permanent, irreversible and particularly harmful to the survivors of pediatric cancer.

In the U.S. and Europe, it is estimated that, annually, over 10,000 children may receive platinum-based chemotherapy.  The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by cooperative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, The Clinical Oncology Group Protocol ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled one of five childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, and medulloblastoma.  SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

The Marketing Authorization Application (MAA) for sodium thiosulfate (tradename PEDMARQSI) is currently under evaluation by the European Medicines Agency (EMA).  PEDMARK has received Breakthrough Therapy and Fast Track Designation by the FDA in March 2018.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development of PEDMARK™ for the prevention of platinum-induced ototoxicity in pediatric patients.   Further, PEDMARK has received Orphan Drug Designation in the U.S. for this potential use. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the prevention of ototoxicity induced by platinum chemotherapy, in humans.  For more information, please visit www.fennecpharma.com

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. These forward-looking statements include the Company’s expectations regarding its interactions and communications with the FDA, including its expectation to discuss with the FDA the issues raised in the CRL and the Company’s plans to address them.  Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including such risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, Fennec’s reliance on third party manufacturing, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

For further information, please contact:

Investors:

Rosty Raykov

Chief Executive Officer

Fennec Pharmaceuticals Inc.

(919) 636-5144

Media:

Elixir Health Public Relations

Lindsay Rocco

(862) 596-1304

lrocco@elixirhealthpr.com